Via Facsimile and U.S. Mail
Mail Stop 6010

June 11, 2008

Mr. Paul J. Clancy
Executive Vice President, Finance and Chief Financial Officer
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts   02142

Re: Biogen Idec Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 14, 2008
File No. 000-19311

Dear Mr. Clancy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief